SEC
Mail Processing
Section

MAY 29 2012

Washington DC
401



SECU[illegible] 12061676 [illegible]MISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 65388 8-~~65859~~ |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/2011 (MM/DD/YY) AND ENDING 03/31/2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**McNally Financial Services Corporation**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1115 Tranquil Trail Drive
(No. and Street)

San Antonio (City) Texas (State) 78232 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David McNally (210) 545-7080
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**PMB Helin Donovan, LLP**
(Name – *if individual, state last, first, middle name*)

**5918 West Courtyard Drive, Ste 500** (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

**CHECK ONE:**
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, David McNally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **McNally Financial Services Corporation**, as of March 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public


NOTARY PUBLIC
JULIA W GARZA
My Commission Expires
May 11, 2016

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

# MCNALLY FINANCIAL SERVICES CORPORATION

Financial Statements and Supplementary Schedule
March 31, 2012

(With Independent Auditor's Report Thereon)

**MCNALLY FINANCIAL SERVICES CORPORATION**
Index to Financial Statements and Supplemental Schedule
March 31, 2012

**PMB Helin Donovan**
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
McNally Financial Services Corporation:

We have audited the accompanying statement of financial condition of McNally Financial Services Corporation (the "Company") as of March 31, 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McNally Financial Services Corporation as of March 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

**PMB Helin Donovan, LLP**

PMB Helin Donovan, LLP

Austin, Texas
May 22, 2012

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • CHICAGO • DALLAS • HOUSTON
SAN FRANCISCO • SEATTLE

**MCNALLY FINANCIAL SERVICES CORPORATION**
Statement of Financial Condition
March 31, 2012

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 60,579 |
| Receivable from clearing broker-dealers | | 158,531 |
| Deposit with clearing company | | 25,000 |
| Securities owned, at fair value | | 58,488 |
| Property and equipment, net | | 1,995 |
| Deferred tax asset | | 2,062 |
| Other assets and receivables | | 11,718 |
| **TOTAL ASSETS** | $ | 318,373 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 201,298 |
| Deferred tax liability | | 1,955 |
| Total liabilities | | 203,253 |
| **Stockholder's Equity** | | |
| Common stock, voting, 2,000 shares authorized, $0.01 par value, 1,000 shares issued and outstanding | | 10 |
| Additional paid-in capital | | 104,411 |
| Retained earnings | | 10,699 |
| Total stockholder's equity | | 115,120 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 318,373 |

See accompanying notes to financial statements

## MCNALLY FINANCIAL SERVICES CORPORATION

Statement of Operations

For the Year Ended March 31, 2012

| | |
|---|---|
| **REVENUES** | |
| Securities commissions | $ 1,866,507 |
| Insurance commissions | 509,041 |
| Interest and investment income, net | 1,297 |
| Total revenues | 2,376,845 |
| **EXPENSES** | |
| Commission expense | 2,001,164 |
| Payroll expenses | 151,548 |
| Professional services | 98,405 |
| Regulatory fees | 8,057 |
| Advertising | 2,962 |
| Depreciation | 533 |
| Other expenses | 96,994 |
| Total expenses | 2,359,663 |
| NET INCOME BEFORE INCOME TAX | 17,182 |
| Income tax expense | 2,791 |
| **NET INCOME** | $ 14,391 |

See accompanying notes to financial statements

**MCNALLY FINANCIAL SERVICES CORPORATION**

Statement of Changes in Stockholder's Equity

For the Year Ended March 31, 2012

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at March 31, 2011 | $ 10 | $ 104,411 | $ 11,308 | $ 115,729 |
| Distributions | - | - | (15,000) | (15,000) |
| Net income | - | - | 14,391 | 14,391 |
| Balance at March 31, 2012 | $ 10 | $ 104,411 | $ 10,699 | $ 115,120 |

See accompanying notes to financial statements

**MCNALLY FINANCIAL SERVICES CORPORATION**
Statement of Cash Flows
For the Year Ended March 31, 2012

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | $ | 14,391 |
| Adjustments to reconcile net income to cash provided by operating activities: | | |
| Depreciation | | 533 |
| Unrealized loss on securities owned | | 14,558 |
| Changes in operating assets: | | |
| Receivable from clearing broker-dealers | | 24,027 |
| Other assets and receivables | | (9,959) |
| Changes in operating liabilities: | | |
| Accounts payable and accrued expenses | | (3,897) |
| **Net cash provided by operating activities** | | 39,653 |
| **Cash flows from investing activities:** | | |
| Purchases of property and equipment | | (1,145) |
| **Net cash used in operating activities** | | (1,145) |
| **Cash flows from financing activities:** | | |
| Distributions from stockholder's equity | | (15,000) |
| **Net cash used in financing activities** | | (15,000) |
| Net increase in cash | | 23,508 |
| Cash at beginning of year | | 37,071 |
| **Cash at end of year** | $ | 60,579 |
| **Supplemental Disclosures of Cash Flow Information:** | | |
| Interest paid | $ | - |
| Income taxes paid | $ | - |

See accompanying notes to financial statements

**Note 1 - Nature of Business**

McNally Financial Services Corporation (the "Company") was incorporated in the State of Texas on April 11, 2002 and became a registered broker-dealer with the Securities and Exchange Commission ("SEC") in September 2002 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 (the "Rule") of the SEC, and accordingly, is exempt from the remaining provisions of the Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

For the year ended March 31, 2012, substantially all the commissioned brokerage transactions were settled through Pershing, LLC ("Pershing") pursuant to a fully disclosed Clearing Agreement. The Company is required to keep a minimum cash balance of $25,000 for brokerage transactions with Pershing.

**Note 2 - Summary of Significant Accounting Policies**

***Basis of Accounting***
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

***Use of Estimates***
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

***Cash and Cash Equivalents***
Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less. The Company considers highly liquid investments in money market funds to be cash equivalents.

***Property and Equipment***
Property and equipment are carried at cost less accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets (three to five years), except for leasehold improvements, which are depreciated straight-line over the shorter of the estimated useful life or the life of the lease. Expenditures for repairs and maintenance and minor replacements are charged to expense as incurred.

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition, reported at the lower of the carrying amount or fair value less costs to sell, and no longer depreciated.

**Note 2 - Summary of Significant Accounting Policies (continued)**

***Trading Profit***
Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value. Dividends are recorded on the ex-dividend date.

The Company's investments are stated at fair value. However, interpreting market data to estimate fair value requires considerable judgment. Accordingly, the estimates presented herein do not necessarily indicate the amounts that the Company could realize in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

***Securities Transactions***
Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recorded on a trade date basis.

***Insurance Commissions***
Insurance commissions are recorded when the insurance products are funded by the customer and the commission is earned.

***Financial Instruments and Credit Risk***
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers and securities owned. Receivables from clearing broker-dealers represent cash deposited and commissions receivable from these broker dealers and are insured by the Securities Investor Protection Corporation. Securities owned consist of investments in registered investment companies and are held for investment purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

***Income Taxes***
The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

**Note 2 - Summary of Significant Accounting Policies (continued)**

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate.

The Company files U.S. federal and U.S. state tax returns. The Company is generally no longer subject to tax examinations relating to federal and state tax returns for years prior to 2009.

***Fair Value Measurements***
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, receivables from broker-dealers, other assets, due to broker-dealers, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

***Management Review***
The Company has evaluated subsequent events through May 22, 2012, the date the financial statements were available to be issued.

***Recent Accounting Pronouncements***
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

**Note 3 - Clearing Deposit**

The Company maintains a deposit account with Pershing as part of the Company's contract for services. Pershing requires a deposit for its services that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk to open un-hedged positions. As of March 31, 2012, the deposit balance was $25,000.

**Note 4 - Property and Equipment**

Property and equipment consists of the following as of March 31, 2012:

| | | |
|---|---|---|
| Equipment | $ | 19,229 |
| Total property and equipment | | 19,229 |
| Accumulated depreciation | | (17,234) |
| Net property and equipment | $ | 1,995 |

Depreciation expense was $533 for the year ended March 31, 2012 and is included in the accompanying statement of operations.

**Note 5 - Fair Value Measurements**

The following table presents information about the Fund's assets and liabilities measured at fair value as of March 31, 2012:

| Description | Quoted Prices for Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Mutual Funds | $ 58,488 | $ - | $ - | $ 58,488 |
| Total assets | $ 58,488 | $ - | $ - | $ 58,488 |

**Note 6 - Income Taxes**

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes at March 31, 2012 are as follows:

| | | |
|---|---|---|
| Current portion of deferred tax assets: | | |
| Excess of capital losses over capital gains | $ | 2,062 |
| Current deferred tax asset, net | $ | 2,062 |
| Long-term portion of deferred tax liabilities: | | |
| Depreciation | $ | (1,955) |
| Long-term deferred tax liability, net | $ | (1,955) |

**Note 6 - Income Taxes (continued)**

The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 15% to income before income taxes as a result of the following:

| | | |
|---|---|---|
| Tax at U.S. statutory rate of 15% | $ | 2,577 |
| State tax expense | | 70 |
| Permanent differences and other | | 144 |
| Income tax provision | $ | 2,791 |

In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

**Note 7 - Net Capital Requirements**

The Company, as a registered fully licensed broker and dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Under this rule, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. At March 31, 2012, the minimum net capital requirement for the Company was $50,000. Net capital at March 31, 2012 aggregated $92,634. The Company's ratio of aggregate indebtedness to net capital was 2.17 to 1 at March 31, 2012.

**Schedule I**

**MCNALLY FINANCIAL SERVICES CORPORATION**

Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c-1 of the Securities and Exchange Commission
For the Year Ended March 31, 2012

| | | |
|---|---|---|
| Total stockholder's equity qualified for net capital | $ | 115,120 |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Receivables from non-customers | | 1,284 |
| Other assets | | 10,434 |
| Property and equipment, net | | 1,995 |
| Total deductions and/or charges | | 13,713 |
| Net capital before haircuts on securities | | 101,407 |
| Haircuts on securities | | 8,773 |
| Net capital | $ | 92,634 |
| Aggregate indebtedness | | |
| Accounts payable and accrued expenses | $ | 201,298 |
| Total aggregate indebtedness | $ | 201,298 |
| Computation of basic net capital requirement | | |
| Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness) | $ | 50,000 |
| Net capital in excess of minimum requirement | $ | 42,634 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required | $ | 32,634 |
| Ratio of aggregate indebtedness to net capital | | 2.17 to 1 |
| Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on April 11, 2012 | $ | 100,917 |
| Audit adjustments: | | |
| Net effect of audit adjustments on net capital | | (8,283) |
| Net capital per audit | $ | 92,634 |

See notes to the financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT AUDITORS' REPORT**
**ON INTERNAL CONTROL**

To the Board of Directors of
McNally Financial Services Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of McNally Financial Services Corporation (the "Company") as of and for the year ended March 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



**PMB Helin Donovan**
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2012 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

**PMB Helin Donovan, LLP**

PMB Helin Donovan, LLP

Austin, Texas
May 22, 2012

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

**Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation**

To the Stockholders' of McNally Financial Services Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2012, which were agreed to by McNally Financial Services Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating McNally Financial Services Corporation's compliance with the applicable instructions of the Form SIPC-7. McNally Financial Services Corporation's management is responsible for the McNally Financial Services Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the quarterly Forms X-17A-5 for the year ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

**PMB Helin Donovan, LLP**

PMB Helin Donovan, LLP

May 22, 2012

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895

Amendment 05/22/2012

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended March 31, 2012, 20____

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065388 FINRA MAR
MCNALLY FINANCIAL SER CORP
PO BOX 701928
SAN ANTONIO TX 78270-1928

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,360

B. Less payment made with SIPC-6 filed (exclude interest) ( 1,829
10/14/2011
Date Paid

C. Less prior overpayment applied ( 37

D. Assessment balance due or (overpayment) (150)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum (150)

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( 150 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

McNally Financial Services Corporation
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 22 day of May, 20 12.

President
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this forr for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 04/01 , 20 11
and ending 03/31 , 20 11

**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,376,845

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. 14,559

Total additions 14,559

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 618,212

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1,744,074

2e. General Assessment @ .0025 $ 4,360

(to page 1, line 2.A.)